UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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Form 8-A

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FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

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NEXT BRIDGE HYDROCARBONS, INC.

(Exact name of registrant as specified in its charter)

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Nevada	87-2538731
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

500 West Texas Ave., Suite 890, Midland, Texas	79701
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001 per share
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

General

The following description of the common stock, par value $0.0001 per share, of Next Bridge Hydrocarbons, Inc., a Nevada corporation (the “Registrant”), to be registered hereunder, including material provisions of its First Amended and Restated Articles of Incorporation, Amended and Restated By-laws and certain provisions of Nevada law.

The Registrant was incorporated on August 31, 2021, and as of March 22, 2024, the Registrant had 248,830,516 shares of common stock outstanding.

Authorized Capital Stock

The Registrant’s total authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Voting Rights. The holders of the Registrant’s common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of shares of common stock do not have cumulative voting rights.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon a liquidation, dissolution or winding-up of the Registrant, the holders of the Registrant’s common stock will be entitled to share ratably in the assets legally available for distribution to the Registrant’s stockholders.

Fully Paid. The issued and outstanding shares of the Registrant’s common stock are fully paid and non-assessable. Any additional shares of common stock that the Registrant may issue in the future will also be fully paid and non-assessable.

The holders of the Registrant’s common stock will not have preemptive rights or preferential rights to subscribe for shares of the Registrant’s capital stock.

Certain Provisions of Nevada Law

Combination with Interested Stockholders Statute

Sections 78.411 to 78.444 of the Nevada Revised Statutes (N.R.S.), which apply to any Nevada corporation with more than 200 stockholders, prohibits an “interested stockholder” from entering into a “combination” with the corporation for two years, unless certain conditions are met. A “combination” includes:

•	any merger of the corporation or any subsidiary of the corporation with an “interested stockholder,” or any other entity, whether or not itself an “interested stockholder,” which is, or after and as a result of the merger would be, an affiliate or associate of an “interested stockholder,”
•	any sale, lease, exchange, mortgage, pledge, transfer, or other disposition in one transaction, or a series of transactions, to or with an “interested stockholder” or any affiliate or associate of an “interested stockholder,” of assets of the corporation or any subsidiary of the corporation:
o	having an aggregate market value equal to more than 5% of the aggregate market value of the corporation’s assets, determined on a consolidated basis;
o	having an aggregate market value equal to more than 5% of the aggregate market value of all of the outstanding shares of the corporation; or
o	representing more than 10% of the earning power or net income, determined on a consolidated basis, of the corporation.

•	the issuance or transfer by the corporation or any subsidiary, of any shares of the corporation or any subsidiary to an “interested stockholder” or any affiliate or associate of an “interested stockholder,” having an aggregate market value equal to 5% or more of the aggregate market value of all of the outstanding voting shares of the corporation, except under the exercise of warrants or rights to purchase shares offered, or a dividend or distribution paid or made, pro rata to all stockholders of the corporation;
•	the adoption of any plan, or proposal for the liquidation or dissolution of the corporation, under any agreement, arrangement or understanding, with the “interested stockholder.” or any affiliate or associated of the “interested stockholder;”
•	if any of the following actions occurs:
o	a reclassification of the corporation’s securities, including, without limitation, any splitting of shares, share dividend, or other distribution of shares with respect to other shares, or any issuance of new shares in exchange for a proportionately greater number of old shares;
o	recapitalization of the corporation;
o	merger of consolidation of the corporation with any subsidiary; or
o	any other transaction, whether or not with or into or otherwise involving the interested stockholder, under any agreement, arrangement or understanding, whether or not in writing, with the interested stockholder or any affiliate or associate of the interested stockholder, which has the immediate and proximate effect of increasing the proportionate share of the outstanding shares of any class or series of voting shares or securities convertible into voting shares of the corporation or any subsidiary of the corporation which is beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder; or
•	any receipt by an “interested stockholder” or any affiliate or associate of an “interested stockholder” except proportionately as a stockholder of the corporation, of the benefit of any loan, advance, guarantee, pledge or other financial assistance or any tax credit or other tax advantage provided by or through the corporation.

An “interested stockholder” is a person who is:

•	directly or indirectly, the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the corporation; or
•	an affiliate or associate of the corporation, which at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

A corporation to which the Combinations with Interested Stockholders Statute applies may not engage in a “combination” within two years after the interested stockholder first became an interested stockholder, unless the combination meets all of the requirements of the corporation’s articles of incorporation and (i) the combination or the transaction by which the person first became an interested stockholder is approved by the board of directors before the person first became an interested stockholder, or (ii)(a) the combination is approved by the board of directors and (b) at or after that time, the combination is approved at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the stockholders representing at least sixty percent (60%) of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder. If this approval is not obtained, the combination may be consummated after the two year period expires if either (i)(a) the combination or transaction by which the person first became an interested stockholder is approved by the board of directors before such person first became an interested stockholder, (b) the combination is approved by a majority of the outstanding voting power of the corporation not beneficially owned by the interested stockholder or any affiliate or associate of the interested stockholder, or (c) the combination otherwise meets the requirements of the Combination with Interested Stockholders Statute. Alternatively, a combination with an interested stockholder engaged in more than 2 years after the date the person first became an interested stockholder may be permissible if the aggregate amount of cash and the market value of consideration other than cash to be received by holders of shares of common stock and holders of any other class or series of shares meets the minimum requirements set forth in the statue, and prior to the completion of the combination, except in limited circumstances, the interested stockholder has not become the beneficial owner of additional voting shares of the corporation.

Acquisition of Controlling Interest Statute

In addition, Nevada’s “Acquisition of Controlling Interest Statute,” prohibits an acquiror, under certain circumstances, from voting shares of a target corporation’s stock after crossing certain threshold ownership percentages, unless the acquiror obtains the approval of the target corporation’s stockholders. Sections 78.378 to 78.3793 of the N.R.S. only apply to Nevada corporations with at least 200 stockholders, including at least 100 record stockholders who are Nevada residents, that do business directly or through an affiliated corporation in Nevada and whose articles of incorporation or bylaws are in effect 10 days following the acquisition of a controlling interest by an acquiror do not prohibit its application. The Registrant’s bylaws presently provide that Nevada’s Acquisition of Controlling Interest Statute does not apply to the Registrant.

Limitations of Liability and Indemnification Matters

The First Amended and Restated Articles of Incorporation of the Registrant contain provisions that limit the liability of its current and former directors for monetary damages to the fullest extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, unless the presumption that the directors have acted in good faith, on an informed basis, and with a view to the interests of the corporation has been rebutted, in which case directors may be liable for damages resulting from intentional misconduct, fraud or a knowing violation of law. To the extent that indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. If a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by any of its directors, officers or controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC).

No Listing

The Registrant’s common stock is not listed on any national exchange and will not be eligible for electronic trading through DTC or any other established clearing corporation. There is no established public trading market for the shares of common stock and the Registrant does not expect a market to develop.

Item 2. Exhibits.

Exhibit Number	Exhibit Description

3.1	First Amended and Restated Articles of Incorporation of Next Bridge Hydrocarbons, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1, as amended, effective as of November 18, 2022 (File No. 333-266143)).

3.2	Amended and Restated By-laws of Next Bridge Hydrocarbons, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1, as amended, effective as of November 18, 2022 (File No. 333-266143)).

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 25, 2024

NEXT BRIDGE HYDROCARBONS, INC.

By: /s/Gregory McCabe
Name: Gregory McCabe
Title: Chairman and Chief Executive Officer